Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

March 6, 2007

iPath Exchange Traded Notes

iPATHSM GSCI® TOTAL RETURN INDEX ETN

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption,1 based on the performance of the index less investor fees. The iPathSM GSCI® Total Return Index ETN offers investors cost-effective and tax-efficient investment in broad-based commodities as measured by the GSCI® Total Return Index (the “Index”).

NOTE DETAILS

Ticker	GSP
Intraday indicative value ticker	GSP.IV
Bloomberg index ticker	GSCITR
CUSIP	06738C794
Primary exchange	NYSE
Yearly fee	0.75	% *
Inception date	06/06/06
Maturity date	06/12/36
Index	GSCI® Total Return Index

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations†
S&P Rating	AA
Moody’s Rating	Aa1

†

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC. A credit rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that a credit rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency, which may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX COMMODITY GROUPS

Source: Goldman Sachs as of 12/31/06. Subject to change. For current commodity group weightings, please go to www.iPathETN.com.

INDEX CORRELATIONS

GSCI® Total Return Index	1.00
Dow Jones–AIG Commodity Index Total ReturnSM	0.89
Goldman Sachs Crude Oil Total Return Index	0.86
S&P 500® Index	0.00
Lehman Aggregate Index	0.05
MSCI EAFE Index	0.13

Sources: Goldman Sachs, Dow Jones and AIG Financial Products Corp., S&P, Lehman Brothers, MSCI, Bloomberg (12/91–12/06), based on monthly returns.

INDEX TOTAL RETURNS

(as of 12/31/06)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED ††
GSCI® Total Return Index	–15.09	7.73	14.79	22.61
Dow Jones–AIG Commodity Index Total ReturnSM	2.07	10.58	16.10	14.03
Goldman Sachs Crude Oil Total Return Index	–16.95	13.38	24.08	29.56
S&P 500® Index	15.79	10.44	6.19	12.40
Lehman Aggregate Index	4.33	3.70	5.06	3.82
MSCI EAFE Index	26.34	19.93	15.06	13.47

Sources: Goldman Sachs, Dow Jones and AIG Financial Products Corp., S&P, Lehman Brothers, MSCI, Bloomberg. ††Based on monthly returns, calculated for time period of 12/31/01 - 12/31/06.

Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETNs performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

1.

Investors may redeem at least 50,000 units of the iPathSM GSCI® Total Return Index ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPATHSM GSCI® TOTAL RETURN INDEX ETN

The GSCI® Total Return Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index, plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The Index is a production-weighted index of the prices of a diversified basket of 24 futures contracts on physical commodities traded on trading facilities in major industrialized countries.

TOP TEN CONTRACTS INCLUDED IN THE GOLDMAN SACHS COMMODITY INDEX FOR 2007*

COMMODITY	TICKER	2007 REFERENCE PRICE DOLLAR WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil–WTI crude oil	CL	32.68%	NYM	Energy
Oil–Brent crude oil	LCO	13.48%	PE	Energy
Natural gas	NG	8.50%	NYM	Energy
Oil–No. 2 heating oil, NY	HO	5.46%	NYM	Energy
Oil–gasoil	LGO	4.83%	PE	Energy
Corn	C	4.26%	CBT	Agriculture
High grade primary aluminum	IA	3.92%	LME	Industrial metals
Copper-grade A	IC	3.81%	LMF	Industrial metals
Cattle-live	LC	3.22%	CME	Livestock
Wheat–Chicago	W	3.21%	CBT	Agriculture

*	As of January 2007 rebalancing. Source: Goldman Sachs. NYM–NYMEX Division New York Mercantile Exchange, PE–International Petroleum Exchange, CBT–Chicago Board of Trade, CME–Chicago Mercantile Exchange, LME–London Mercantile Exchange.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices. Suspension or disruptions of market trading in commodities and related futures may adversely affect the value of your securities. Changes in the Treasury Bill rate of interest may affect the value of the index and your Securities.

Trading in futures contracts on physical commodities, including trading in the index components is speculative and can be extremely volatile. Market prices of the index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways, and different factors may cause the prices of the index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that if so treated an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs. The foregoing paragraph is not intended to serve as a complete description of the tax treatment of the iPath ETNs. For a more complete description, please see the description of the U.S. federal income tax treatment of iPath ETNs in Barclays Bank PLC’s public filings.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in these markets without committing resources to managing a portfolio of securities or derivatives.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

©2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3716-iP-1106 510-13SP-2/07

Not FDIC Insured • No Bank Guarantee • May Lose Value